UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania

(Address of principal executive office of the issuer)

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Form 11-K Pages
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	5

Notes to Financial Statements	6-14

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	15-16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Savings Plan of Carpenter Technology Corporation

Reading, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 24, 2008

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

Dollars in thousands	2007	2006
Assets
Investments, at fair value	$511,595	$401,773
Receivables:
Participant contribution	544	457
Employer contribution	182	174

Total receivables	726	631

Net assets reflecting all investments at fair value	512,321	402,404
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	278	985

Net assets available for benefits	$512,599	$403,389

See notes to financial statements.	4

Savings Plan of Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

Dollars in thousands	2007	2006
Additions
Investment Income:
Net appreciation in fair value of investments	$32,199	$42,252
Interest and dividends	20,337	13,822

	52,536	56,074

Contributions:
Participant	12,617	11,512
Participant Rollover	1,534	1,762
Employer	5,187	4,953

	19,338	18,227

Transfers in (Note 1)	63,844	—

Total additions	135,718	74,301

Deductions
Benefits paid to participants	26,214	23,501
Administrative expenses	294	167

Total deductions	26,508	23,668

Net increase	109,210	50,633

Net assets available for benefits - beginning of year	403,389	352,756

Net assets available for benefits - end of year	$512,599	$403,389

See notes to financial statements.	5

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides only general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non union employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Transfers In

As a result of the Company’s decision to spin off and merge into the Plan a portion of the Employee Stock Ownership Plan of Carpenter Technology Corporation, a qualified plan, assets of certain participants in that plan, having a fair value of $63,844,000, were transferred into the Plan on March 19, 2007. Upon transfer, participants may direct these assets to the investment fund(s) of their choice.

Contributions

Each year, participants may contribute up to 35% of annual compensation on a pretax basis, and up to 35% of annual compensation on an after-tax basis, as defined in the Plan. The combined contributions cannot exceed 35% of total compensation. Participants who are age 50 or older may make “catch-up contributions”, which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified pension plans. The Company contributes an amount equal to 3% of each employee’s base pay. Contributions are subject to certain limitations.

Participant’s Accounts

Several accounts are maintained for each participant, which are participant directed, as follows:

•	Employee pretax salary deferral account - credited with participant before tax contributions

•	Employee after tax account - credited with participant after tax contributions

•	Company basic contribution account - credited with Company contributions

•	Rollover contribution account - credited with participant rollover contributions

•	Interplan transfer accounts - credited with transfers from other Carpenter Plans

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan (Continued)

Vesting

All contributions and Plan earnings thereon are 100% vested and nonforfeitable.

Participant Loans

Loans are available from various participant accounts in a particular hierarchy for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus 1%. Loan repayments are required with each pay, and payment in full is required at the time of the participant’s separation from service.

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by April 15 of the year following the year in which the participant attains age 70 1/2. Hardship and non-hardship in-service withdrawals, and withdrawals after age 59 1/2 are permitted subject to certain restrictions. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company’s common stock or cash, at the participant’s option.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies and employer securities are stated at fair value, by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan accounts for fully benefit-responsive investment contracts in accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position

94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

The common collective trust funds are valued at unit value, which represents fair value of the underlying assets. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

The net appreciation or depreciation in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Payment of Benefits

Benefits are recorded when paid.

Investment Risks

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in participant account balances, and in the statements of net assets available for benefits.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements, but will require expanded disclosures in the notes to the financial statements.

Note 3 - Investments

The following table presents fair value of investments at December 31:

Dollars in thousands	2007	2006
Registered investment companies, as determined by quoted market prices	$328,618	$267,429
Employer securities, as determined by quoted market prices	84,530	45,099
Common collective trust*	86,612	78,985
Participant loans (at cost, which approximates fair value)	11,835	10,260

	$511,595	$401,773

*	Contract value (in thousands) at December 31, 2007 and 2006, respectively, is $86,890 and $79,970.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 3 - Investments (Continued)

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2007		2006
Standish Mellon Stable Value Fund*	$86,612		$78,985
Carpenter Technology Stock Fund	84,530		45,099
Vanguard 500 Index Fund	72,667		71,428
American Funds EuroPacific Growth Fund	45,842		28,012
Dodge & Cox Stock Fund	33,256		34,602
Vanguard Mid-Cap Index Fund	31,747		23,729
PIMCO Total Return Fund	26,585		*	*
American Balanced Fund	*	*	20,396

*	Contract value (in thousands) at December 31, 2007 and 2006, respectively, is $86,890 and $79,970.
**	Fund does not represent 5% or more of the Plan’s net assets at December 31 of the year indicated.

During 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held during the year) appreciated in value, as follows:

Dollars in thousands	2007	2006
Employer securities	$29,525	$20,331
Registered investment companies	2,674	21,921

	$32,199	$42,252

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments per the financial statements to the Form 5500:

Dollars in thousands	December 31,
	2007	2006
Investments, at fair value, per the financial statements	$511,595	$401,773
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	278	985

Investments, at contract value, per Form 5500	$511,873	$402,758

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 - Standish Mellon Stable Value Fund

The Plan invests in the Standish Mellon Stable Value Fund (the “Fund”), which is a common collective trust fund. This fund is only available to participants of the Plan. The underlying assets of the Fund are as follows at December 31:

Dollars in thousands
2007	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Insurance Company General Accounts:
Canada Life (P46145)	AA/Aa3	$1,003	$—	$—	$1,003
Canada Life (P46151)	AA/Aa3	709	—	—	709
Natixis Financial Products, Inc.	AA+/Aa1	20,947	(11)	208	21,144
Monumental Life Aegon (MDA00572TR)	AA+/Aa1	18,735	(3)	142	18,874
Ohio National	AA/A1	853	—	—	853
Principal Life	AA/Aa2	868	—	—	868
Protective Life	AA/Aa3	870	—	—	870

		43,985	(14)	350	44,321

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	7,357	1	(12)	7,346
Bank of America, N.A.	AAA/Aaa	12,683	(1)	29	12,711
JP Morgan Chase Bank (Cartech03)	AAA/Aaa	1,135	—	(1)	1,134
JP Morgan Chase Bank (Cartech02)	AAA/Aaa	395	—	(3)	392
Monumental Life Aegon (MDA00201TR3)	AAA/Aaa	186	—	(6)	180
UBS AG	AAA/Aaa	14,942	(1)	(79)	14,862

		36,698	(1)	(72)	36,625

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	5,944	—	—	5,944

		5,944	—	—	5,944

Total Fund		$86,627	$(15)	$278	$86,890

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 - Standish Mellon Stable Value Fund (Continued)

Dollars in thousands
2006	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Insurance Company General Accounts:
Canada Life (P46145)	AA/Aa3	$1,982	$—	$13	$1,995
Canada Life (P46151)	AA/Aa3	1,378	—	7	1,385
IXIS Financial Products, Inc.	AA+/Aa1	16,178	(3)	264	16,439
Monumental Life Aegon (MDA00572TR)	AA+/Aa1	17,170	3	224	17,397
Ohio National	AA/A1	2,527	—	15	2,542
Principal Life	AA/Aa2	2,527	—	13	2,540
Protective Life	AA/Aa3	2,543	—	12	2,555

		44,305	—	548	44,853

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	7,306	4	117	7,427
Bank of America, N.A.	AAA/Aaa	11,045	1	246	11,292
JP Morgan Chase Bank (Cartech03)	AAA/Aaa	2,459	—	9	2,468
JP Morgan Chase Bank (Cartech02)	AAA/Aaa	740	—	(5)	735
Monumental Life Aegon (MDA00201TR3)	AAA/Aaa	792	—	(13)	779
UBS AG	AAA/Aaa	9,257	1	82	9,340

		31,599	6	436	32,041

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	3,012	—	—	3,012

		3,012	—	—	3,012

Common Collective Trust:
Mellon Stable Value Fund	AA+/Aa1	63	—	1	64

		63	—	1	64

Total Fund		$78,979	$6	$985	$79,970

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 - Standish Mellon Stable Value Fund (Continued)

As described in Note 2, because a portion of the underlying investments of the Fund are fully benefit- responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to those underlying investments of the Fund. Contract value, as reported to the Plan, represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the underlying investments of the Fund. The crediting interest rate is based on a formula agreed upon with the various issuers. The fully benefit-responsive investments have minimum crediting interest rates. The minimum crediting interest rates reset periodically.

Certain events limit the ability of the Plan to transact at contract value with the various issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The underlying fully benefit-responsive investment contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields:	2007	2006
Based on actual earnings	4.67%	4.58%
Based on interest rate credited to participants	4.82%	4.61%

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2007 and 2006

Note 7 - Related Parties and Party-in-Interest Transactions

Certain funds within the Plan are invested in shares of registered investment companies managed by Vanguard Fiduciary Trust Company, an affiliate of The Vanguard Group, and trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan in 2007 and 2006 for investment management services related to these funds amounted to $173,000 and $110,000, respectively.

Participants may elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2007 and 2006 were $47,119,000 and $45,145,000, respectively. Total sales at market value related to the stock for 2007 and 2006 were $100,934,000 and $65,134,000, respectively.

As more fully described in Note 1, assets totalling $63,844,000 were transferred into the Plan from a related plan in March 2007. The purchase amounts above do not reflect activity related to this transfer.

Savings Plan of Carpenter Technology Corporation

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (1 of 2)	PN: 020
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Common Collective Trust:
	Interest Bearing Cash
	Standish Mellon Asset Management, LLC	Mellon Bank STIF	N/A	$5,944,000

	Sub-total Interest Bearing Cash			5,944,000

	Insurance Company General Accounts
	Standish Mellon Asset Management, LLC	Canada Life (P46145)	N/A	1,003,000
	Standish Mellon Asset Management, LLC	Canada Life (P46151)	N/A	709,000
	Standish Mellon Asset Management, LLC	Natixis Financial Products, Inc.	N/A	21,144,000
	Standish Mellon Asset Management, LLC	Monumental Life Aegon (MDA00572TR)	N/A	18,874,000
	Standish Mellon Asset Management, LLC	Ohio National	N/A	853,000
	Standish Mellon Asset Management, LLC	Principal Life	N/A	868,000
	Standish Mellon Asset Management, LLC	Protective Life	N/A	870,000

	Sub-total Insurance Company General Accounts			44,321,000

	Other (Buy-Hold Synthetic Contracts)
	Standish Mellon Asset Management, LLC	Rabobank	N/A	7,346,000
	Standish Mellon Asset Management, LLC	Bank of America, N.A.	N/A	12,711,000
	Standish Mellon Asset Management, LLC	JP Morgan Chase Bank (Cartech03)	N/A	1,134,000
	Standish Mellon Asset Management, LLC	JP Morgan Chase Bank (Cartech02)	N/A	392,000
	Standish Mellon Asset Management, LLC	Monumental Life Aegon (MDA00201TR3)	N/A	180,000
	Standish Mellon Asset Management, LLC	UBS AG	N/A	14,862,000

	Sub-total Other (Buy-Hold Synthetic Contracts)			36,625,000

	Sub-total Common Collective Trust***			86,890,000

	Registered Investment Companies:
	American Funds	American Balanced Fund	N/A	22,499,000
	American Funds	American Funds EuroPacific Growth Fund	N/A	45,842,000
	Artisan Funds	Artisan Mid Cap Value Fund	N/A	15,776,000
	Dodge & Cox Funds	Dodge & Cox Stock Fund	N/A	33,256,000
	PIMCO	PIMCO Total Return Fund	N/A	26,585,000
	T. Rowe Price	TRP Spectrum Growth Fund	N/A	4,975,000
*	Vanguard	Vanguard 500 Index Fund	N/A	72,667,000
*	Vanguard	Vanguard Explorer Fund	N/A	2,145,000

*	Party-in-Interest
**	Historical cost has not been presented for investment funds, as all investments are participant directed
***	Fair Value for Common Collective Trust is $86,612,000

Savings Plan of Carpenter Technology Corporation

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (2 of 2)	PN: 020
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Registered Investment Companies (Continued):
*	Vanguard	Vanguard Mid-Cap Index Fund	N/A	31,747,000
*	Vanguard	Vanguard PRIMECAP Fund	N/A	5,653,000
*	Vanguard	Vanguard Prime Money Market Fund	N/A	19,225,000
*	Vanguard	Vanguard Small-Cap Index Fund	N/A	11,116,000
*	Vanguard	Vanguard Small-Cap Value Index Fund	N/A	5,086,000
*	Vanguard	Vanguard Target Retirement 2005 Fund	N/A	1,474,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	N/A	14,939,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	N/A	7,420,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	N/A	3,364,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	N/A	3,234,000
*	Vanguard	Vanguard Target Retirement Income Fund	N/A	1,615,000

	Sub-total Registered Investment Companies			328,618,000

	Employer Securities
*	Carpenter Technology Corporation	Carpenter Technology Stock Fund	N/A	84,530,000

	Sub-total Employer Securities			84,530,000

	Participant Loans
*	Participant Loans	Loans to Participants interest rate range 5.0% to 10.5%	—	11,835,000

	Sub-total Participant Loans			11,835,000

	Total Investments			$511,873,000

*	Party-in-Interest
**	Historical cost has not been presented for investment funds, as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date:	June 24, 2008	By:	/s/ K. Douglas Ralph
K. Douglas Ralph
Sr. Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm